

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2011

Via Email
Justin Farry
Chief Financial Officer
GreenHouse Holdings, Inc.
5171 Santa Fe Street, Suite I
San Diego, California 92109

> **Re: GreenHouse Holdings, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-54240**

Dear Mr. Farry:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. Your website does not appear to include a clearly captioned hyperlink that leads directly to all of the section 16 forms that have been filed within the last 12 months with respect to your equity securities. Please revise your website accordingly. See Section II.B of Securities Release 33-8230 (May 7, 2003). Please also note that you are encouraged to provide your internet address in your filing. See Item 101(h)(5)(iii) of Regulation S-K.

Item 5. Market for Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities, page 15

Recent Sales of Unregistered Securities, page 17

2. We note your disclosure in the last paragraph of this subheading on page 17 that you believe your unregistered securities transactions were exempt from registration pursuant to Section 4(2) of the Securities Act, Rule 506 of Regulation D and Regulation S. Please specifically identify the exemption(s) relied upon in each transaction. See Item 701 of Regulation S-K. Further, in light of your stated reliance on the exemption provided in Rule 506 of Regulation D, please tell us why it does not appear that you have filed a Form D with respect to any of the transactions identified on page 17.

3. We note that several of the unregistered securities transactions listed on page 17 do not disclose the nature and aggregate amount of consideration you received in exchange for the securities issued. Please revise your disclosure pursuant to the requirements of Item 701(c) of Regulation S-K.

Item 11. Executive Compensation, page 31

Summary Compensation Table, page 31

4. We note that you indicate in footnote (5) to your Summary Compensation Table on page 31 that several of your named executive officers, including Mr. Galt, your CEO, and Mr. Earnshaw, your President, are independent contractors. In contrast, your disclosure on page 33 states that on January 4, 2010 the Company entered into employment agreements with its executive officers. In light of this, please revise your disclosure in footnote (5) and elsewhere as appropriate to clarify this apparent inconsistency.

Signatures

5. We note that your executive officers and directors signed your filing on behalf of GreenHouse Holdings, Inc., but they did not sign the filing in their individual capacities. Please confirm that your executive officers and directors signed in their individual capacities and that you will include such signatures in all future filings. See General Instruction D of Form 10-K.

Exhibits 31.1 and 31.2

6. Your certifications must appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In this regard, we note that you have added the words "annual" and "consolidated" to paragraph 3, added "consolidated" to paragraph 4(b), deleted the word "and" from the end of paragraph 4(d), and replaced the word "our" with "my" in paragraph 5. Please confirm that all future certifications will appear as set forth in Item 601(b)(31).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Christopher F. Chase for

Mara L. Ransom
Legal Branch Chief